Exhibit 99.1

Sterlite Industries (India) Limited 75 Nehru Road, Vile Parle (East) Mumbai 400099, INDIA Tel: +91 (0) 22 6646 1000 Fax: +91 (0) 22 6646 1451 www.sterlite-industries.com
26 August 2010
Update on Niyamgiri Bauxite Mining
Sterlite Industries (India) Limited’s parent, Vedanta Resources PLC (“Vedanta”), announced on 24 August 2010 that the Ministry of Environment and Forests in India had refused the final approval to the Orissa Mining Corporation proposal for the bauxite mining at Niyamgiri hills in the State of Orissa, following the recommendation of Dr. N.C. Saxena committee.
The full text of the press release issued by Vedanta is set out below.
Update on Niyamgiri Bauxite Mining
The Ministry of Environment and Forests (“MOEF”) in a statement issued today refused the final approval to the Orissa Mining Corporation (“OMC”) proposal for the bauxite mining at Niyamgiri hills, in the state of Orissa, following the recommendation of Dr. N.C. Saxena committee.
In response to certain allegations raised in the report, Vedanta Resources plc (“Vedanta” or The “Company”) reconfirms that there has been no regulatory violations of any kind at the Lanjigarh Alumina refinery. Vedanta is not in possession of the Niyamgiri mine and no mining activity has been or will be undertaken until all approvals are in place.
To recap the background, in October 2004, the Government of Orissa signed a Memorandum of Understanding (“MoU”) with Vedanta to set up an integrated Alumina and Aluminium complex along with the associated captive power plant in the state of Orissa. This MoU also included supplying 150 million tonnes of bauxite for Vedanta’s alumina refinery at Lanjigarh. For this the Government of Orissa identified Niyamgiri mine as the initial source of bauxite supply to the extent of 78 million tonnes.
OMC, who holds the lease of the Niyamgiri mines, applied for all approvals to commence mining from Niyamgiri. During the approval process, the mining project was extensively reviewed by the Honorable Supreme Court of India, including specific reviews by the expert committees appointed by the MOEF. The Honourable Supreme Court of India passed a favourable judgment to the project and granted the mining approval in August 2008.
The MOU with the OMC was to encourage investment in world class bauxite deposits. The natural resource rich state of Orissa has the fourth largest reserves of bauxite deposits in the world; however no new alumina refinery has been set up in the region in the last 25 years. The Kalahandi district, where the company’s Alumina Refinery is located, is one of the most impoverished districts in the country. As at 31 March 2010, Vedanta had invested c.US$5.4 billion in its aluminium projects in Orissa. Around 10,000 people are employed at the Lanjigarh alumina refinery plant. Vedanta is currently operating its Alumina refinery with outsourced bauxite.
In view of the ongoing delay in approval of the Niyamgiri Mining, the Government of Orissa is actively considering allocation of alternative sources of bauxite to Vedanta’s alumina refinery, from the state of Orissa.
Vedanta remains committed to working with the local communities to ensure sustainable development in this region.

Sterlite Industries (India) Limited	Page 2 of 2
Update on Niyamgiri Bauxite Mining
For further information, please contact:

Ashwin Bajaj	sterliteinvestorrelations@vedanta.co.in
Vice President — Investor Relations	Tel: +91 22 6646 1531
Sterlite Industries (India) Limited

Sheetal Khanduja	sterliteinvestorrelations@vedanta.co.in
AGM — Investor Relations	Tel: +91 22 6646 1531
Sterlite Industries (India) Limited
About Sterlite Industries
Sterlite Industries is India’s largest non-ferrous metals and mining company with interests and operations in aluminium, copper, zinc and lead and power. It is a subsidiary of Vedanta Resources plc, a London-based diversified FTSE 100 metals and mining group. Sterlite Industries’ main operating subsidiaries are Hindustan Zinc Limited for its zinc and lead operations; Copper Mines of Tasmania Pty Limited for its copper operations in Australia; and Bharat Aluminium Company Limited for its aluminium operations. The company operates its own copper operations in India. The company has entered the commercial energy generation business and is in the process of setting up a 2,400MW independent power plant through its wholly owned subsidiary, Sterlite Energy Limited. Sterlite Industries is listed on the Bombay Stock Exchange and National Stock Exchange in India and the New York Stock Exchange in the United States. For more information, please visit www.sterlite-industries.com.
Disclaimer
This press release contains “forward-looking statements” — that is, statements related to future, not past, events. In this context, forward-looking statements often address our expected future business and financial performance, and often contain words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “should” or “will.” Forward—looking statements by their nature address matters that are, to different degrees, uncertain. For us, uncertainties arise from the behaviour of financial and metals markets including the London Metal Exchange, fluctuations in interest and or exchange rates and metal prices; from future integration of acquired businesses; and from numerous other matters of national, regional and global scale, including those of a political, economic, business, competitive or regulatory nature. These uncertainties may cause our actual future results to be materially different that those expressed in our forward-looking statements. We do not undertake to update our forward-looking statements.